UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                              SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*

                              MEDPLUS INC.
                            (Name of Issuer)

                          Common Stock (no par value)
                         (Title of Class of Securities)

                                 58504P103
                               (CUSIP Number)

James W. Harpel, 237 Park Ave., New York, NY  10017            212-808-3701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 25, 1997
         ======================================================
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No.  58504P103
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Harpel Wheelock Partners, L.P.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [x]
                                                                   (b)  [ ]
___________________________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________________________
     (4)  SOURCE OF FUNDS*
                        WC
___________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
___________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                            n/a
SHARES         ____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   6,650
OWNED BY      _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                            n/a
REPORTING     _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   6,650
___________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   6,650
___________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
___________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .11%
___________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON*
                             PN
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No.  58504P103
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Harpel Select Growth, L.P.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [x]
                                                                   (b)  [ ]
___________________________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________________________
     (4)  SOURCE OF FUNDS*
                        WC
___________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
___________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                            n/a
SHARES       ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   30,350
OWNED BY     ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                            n/a
REPORTING     _____________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   30,350
___________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   30,350
___________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
___________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   .51%
___________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON*
                             PN
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No.  58504P103
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Harpel Advisory Company, Inc.
__________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [x]
                                                                    (b) [ ]
___________________________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________________________
     (4)  SOURCE OF FUNDS*
                        AF
___________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
___________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                            n/a
SHARES        _____________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   41,950
OWNED BY      _____________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                            n/a
REPORTING    ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   41,950
___________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   41,950
___________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
___________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   .71%
___________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON*
                             CO
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No.  58504P103
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Harpel Partners, L.P.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [x]
                                                                   (b)  [ ]
___________________________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________________________
     (4)  SOURCE OF FUNDS*
                        WC
___________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
___________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                            n/a
SHARES       ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   161,850
OWNED BY     ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                            n/a
REPORTING    ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   161,850
___________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   161,850
___________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
___________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  2.73%
___________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON*
                             PN
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No.  58504P103
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Harpel Family, L.P.
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [x]
                                                                   (b)  [ ]
___________________________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________________________
     (4)  SOURCE OF FUNDS*
                        AF
___________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
___________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                            n/a
SHARES       ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   33,862
OWNED BY     ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                            n/a
REPORTING    ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   33,862
___________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   33,862
___________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
___________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               .57%
___________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON*
                             PN
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No.  58504P103
___________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              James W. Harpel
___________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [x]
                                                                   (b)  [ ]
___________________________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________________________
     (4)  SOURCE OF FUNDS*
                        AF/PF
___________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
___________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
___________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                            n/a
SHARES       ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   259,312
OWNED BY     ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                            n/a
REPORTING    ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   259,312
___________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   259,312
___________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
___________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   4.38%
___________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON*
                             IN
___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D/A

This Amendment No. 3 amends the statement on Schedule 13D which was filed on August 17, 1995 (the "Schedule 13D) by the undersigned and amended most recently by Amendment No. 2 which was filed on April 22, 1998 ("Amendment No. 3") with respect to the Common Stock, no par value per share (the "Common Stock"), issued by MedPlus Inc., an Ohio corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                                   *   *   *

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b)  As of the close of business on September 25, 1997:

      (i) HFLP has Beneficial Ownership of 33,862 shares of Common Stock, by virtue of its status as the general partner of HPLP, HWLP and HSG. HFLP shares voting and dispositive power over the Common Stock with HPLP, HWLP and Mr. Harpel, who is the general partner of HFLP.

      (ii) Harpel Advisory, by virtue of its position as investment adviser to Harpel International and other managed accounts, has Beneficial Ownership of 41,950 shares of Common Stock. Harpel Advisory and Harpel International share voting and dispositive power with Mr. Harpel, who is the majority shareholder in Harpel Advisory.

      (iii)    Mr. Harpel has Beneficial Ownership for the purposes of
Section 13(d) of the Securities and Exchange Act of 1934 ("Beneficial Ownership") of 259,312 shares of Common Stock by virtue of having direct or indirect dispositive power and voting power with respect to the Common Stock held by HPLP, HWLP, HSG, Harpel International, other managed accounts, personally and through accounts of HACEPA and members and ex-members of Mr. Harpel's immediate family. Except with respect to Common Stock owned personally and accounts for which he serves as trustee, Mr. Harpel shares voting and dispositive power over the Common Stock with the other Reporting Persons, Harpel International, managed accounts and family and ex-family members, as the case may be.

      (iv) In the aggregate, the Reporting Persons beneficially own a total of 259,312 shares of Common Stock, thus constituting approximately 4.379% of shares outstanding.

      To the best knowledge of the Reporting Persons and based upon information supplied by the company's September 30, 1997, Form 10Q, the Common Stock Beneficially Owned on this date by Mr. Harpel, HFLP, HPLP, HWLP, HSG and Harpel Advisory constitutes 4.37%, .57%, 2.73%, .11%, .51%, and .71% of the outstanding shares of the company, respectively. The percentages used herein are calculated based upon the 5,920,726 shares of Common Stock stated to be issued and outstanding as of September 30, 1997.

      (c) During the sixty day period up to and including September 25, 1997, the reporting persons bought or sold shares of the Common Stock of the company in the over the counter market through NASDAQ brokers in the following quantities and for the following prices:

           Date           Reporting Entity        Shares        Price
         09/25/97               HPLP              -5,000        8.75

      (e) As of September 25, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and corrected.

Dated:  April 23, 1998

                                          HARPEL PARTNERS, L.P.

                                          By:  Harpel Family, L.P.

                                          \s\James W. Harpel
                                          --------------------
                                          By:  James W. Harpel
                                          Title:  General Partner, Harpel
                                          Family, L.P., its General Partner


                                          HARPEL WHEELOCK PARTNERS, L.P.

                                          By:  Harpel Family, L.P.

                                          \s\James W. Harpel
                                          --------------------
                                          By:  James W. Harpel
                                          Title:  General Partner, Harpel
                                          Family, L.P., its General Partner


                                          HARPEL SELECT GROWTH, L.P.

                                          By:  Harpel Family, L.P.

                                          \s\James W. Harpel
                                          --------------------
                                          By:  James W. Harpel
                                          Title:  General Partner, Harpel
                                          Family, L.P., its General Partner


                                          HARPEL ADVISORY COMPANY, INC.

                                          \s\James W. Harpel
                                          --------------------
                                          By:  James W. Harpel
                                          Title:  President


                                          HARPEL FAMILY, L.P.

                                          \s\James W. Harpel
                                          --------------------
                                          By  James W. Harpel
                                          Title:  General Partner

                                          \s\James W. Harpel
                                          --------------------
                                          James W. Harpel